Exhibit 99.1

Dogness Receives NASDAQ Notification Regarding Minimum Bid Price Requirement

DONGGUAN, China, October 20, 2026 /PRNewswire/ – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM, and private-label pet products, today announced that on October 19, 2026, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s Class A common shares was below $1.00 per share for 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s Class A common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “DOGZ.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 19, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed, although Nasdaq may, in its discretion, require the Company to satisfy the requirement for a longer period, generally no more than 20 consecutive business days.

In the event the Company does not regain compliance with the minimum bid price requirement by April 19, 2027, the Company may be eligible for an additional 180-calendar-day compliance period. The Company intends to monitor the closing bid price of its Class A common shares and may, if appropriate, consider available options to regain compliance.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which have resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release, including statements regarding the Company’s intention to monitor the closing bid price of its Class A common shares and to consider available options to regain compliance with Nasdaq’s minimum bid price requirement, are forward-looking statements intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to regain and maintain compliance with Nasdaq’s continued listing requirements, including the minimum bid price requirement, within the Compliance Period or any additional compliance period, or at all, our eligibility for an additional compliance period, the potential delisting of our Class A common shares from Nasdaq and the outcome of any appeal of a delisting determination, the timing and effects of any reverse share split we may effect, and the market price and trading volume of our Class A common shares. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For investor and media inquiries, please contact:

WFS Investor Relations Inc.

Connie Kang, Partner

Email: ckang@wfsir.com

Tel: +86 1381 185 7742 (CN)